Via email (proof of delivery and “read” requested):

MoosariparambilM@SEC.GOV

March 28, 2014

Ms. Myra Moosariparambil

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Dear Ms. Moosariparambil:

Re: PITOOEY!, Inc.

Form 8-K

Filed March 25, 2014

File No. 000-53991

Regarding the comments by the Securities and Exchange Commission (the “Commission”) in its correspondence, dated March 26, 2014, PITOOEY!, Inc. (the” Company”) understands that:

1.	It is responsible for the adequacy and accuracy of the disclosures in our Form 8-K, filed

March 25, 2014 (the “Filing”);

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

Jacob DiMartino Chief Executive Officer

/clf

cc: Robert L. Sonfield, Jr., Esq.